EXHIBIT 99.1

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         On March 1, 1996, there were 2,571,012 shares of common stock, par value $.01 per share ("Common Stock"), of the Company outstanding, and the Company had no other class of equity securities outstanding. Of the 2,571,012 shares of Common Stock outstanding, 40,486 shares are deemed to be owned by a subsidiary of the Company through a grantor trust and are thus not entitled to be voted under applicable Pennsylvania law. Each other share of Common Stock outstanding (i.e., 2,530,526 shares) is entitled to one vote at a Stockholder Meeting on each matter properly presented at a Stockholder Meeting.

         The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of March 1, 1996 by each person who is known by FHB to own beneficially more than 5% of the Company's Common Stock:

                                                            Amount and Nature of
      Name and Address                                      Beneficial Ownership                  Percent of
      of Beneficial Owner                                   as of March 1, 1996(1)               Common Stock
      -------------------                                   ----------------------               ------------
Dauphin Deposit Bank and Trust Company, Trustee                             227,932                      8.87%
For First Harrisburg Bancor, Inc.
Employee Stock Ownership Plan ("ESOP")(2)
213 Market Street
Harrisburg, PA  17101

The Rubicon Trust(3)                                                        206.342                      8..03%
3601 Vartan Way
Harrisburg, PA  17110

George A. Parmer(4)                                                         138,153                      5.37%
5300 Derry Street
Harrisburg, PA  17111

- ---------------------
(1) Based upon filings made pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"), and other information known to the Company. Such information has been adjusted for the 10% stock dividends paid by the Company in November 1989, November 1991, November 1992, and November 1995, the 20% stock dividend paid by the Company in November 1993 and the 2 for 1 stock split effective January 1995.

(2) Of the 227,932 shares, 39,439 shares are held as collateral for a loan used to purchase the shares. The remaining 188,493 shares have been allocated to participants in the ESOP.

(3) The Rubicon Trust is a beneficial living trust of which John O. Vartan is the trustee (the "Vartan Trust"). The Vartan Trust has sole voting and dispositive power with respect to the 206,342 shares of Common Stock, which the Vartan Trust purchased from Keystone Independent Trust on December 16, 1992. The address for the trustee is 3601 Vartan Way, Harrisburg, Pennsylvania 17110.

(4) Includes 93,115 shares owned by Mr. Parmer; 15,650 shares owned by Fine Line Homes, Inc. ("Fine Line"), 5520 Derry Street, Harrisburg, PA 17111; 24,596 shares owned by Eastern Atlantic Insurance Company ("Eastern"), and 4,791 shares owned by Residential Warranty Corporation ("RWC"). The address of each of the above companies (other than Fine Line) is 5300 Derry Street, Harrisburg, PA 17111. Mr. Parmer is President, Chief Executive Officer and a director of each of the above companies and is also either the sole or majority stockholder of Eastern, Fine Line and RWC.

         As of March 1, 1996, all directors and executive officers of the Company as a group (11 persons) beneficially owned 282,376 shares, or approximately 10.98% of the issued and outstanding Common Stock. If the directors and executive officers exercised their options to purchase 145,504 shares of Common Stock, which options may be exercised within 60 days of March 1, 1996, the directors and executive officers as a group would beneficially own 427,880 shares, or approximately 16.64% of the then issued and outstanding Common Stock.

         Pursuant to an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger, both dated as of November 12, 1995 (collectively the "Merger Agreement"), by and among Harris Savings Bank ("Harris"), Harris
Acquisition Corporation, a wholly owned subsidiary of Harris ("HAC"), the Company and First Federal Savings and Loan Association of Harrisburg (the "Association"), HAC will be merged into the Company, and each outstanding share of Common Stock of the Company (other than any treasury shares or any shares held by Harris or its parent or subsidiaries in other than a fiduciary capacity) will be converted into the right to receive $14.77 in cash (the "Merger"). Immediately following the Merger, the Company will be liquidated and the Association will be merged into Harris. The Merger is expected to be consummated in April 1996.

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS

Directors

         The Bylaws of the Company presently provide that the Board of Directors shall consist of six members, and the Articles of Incorporation and Bylaws of the Company presently provide that the Board of Directors shall be divided into three classes as nearly equal in number as possible. The members of each class are to be elected for a term of three years or until their successors are elected and qualified. One class of directors is to be elected annually. There are no arrangements or understandings between the Company and any person pursuant to which such person has been elected a director, and no director is related to any other director or executive officer of the Company by blood, marriage or adoption.

                                                                                                                  Common Stock
                                                                                                              Beneficially Owned as
                                                                                                              of March 1, 1996(2)(3)
                                                         Principal Occupation                 Director        ----------------------
Name                              Age                 During the Past Five Years              Since(1)        Amount      Percentage
- ----                              ---                 --------------------------              --------        ------      ----------

                                                Directors Whose Terms Expire in 1996

J. Douglass Berry                 69       Director   of  the  Company  and  the               1977           42,354(4)      1.64%
                                           Association;   Vice   President   and
                                           Director of First Harrisburg  Service
                                           Corporation   ("First   Harrisburg");
                                           Director of Second Harrisburg Service
                                           Corporation  ("Second   Harrisburg");
                                           Retired  since  1989;  former  Senior
                                           Vice   President   and  Treasurer  of
                                           Gannett   Fleming  Inc.,   engineers;
                                           former  President  of Gancom  Inc., a
                                           printing   and   computing   services
                                           company;   Director,   Capital   Area
                                           Health   Foundation   and  Harrisburg
                                           Hospital.

Bruce S. Isaacman                 64       Chairman  of the Board of the Company               1977           50,849(5)      1.97%
                                           and  the  Association;   Director  of
                                           AVSTAR Mortage  Corporation  ("AMC");
                                           Senior  Partner with  Isaacman Kern &
                                           Co., Certified Public Accountants.
                                                Directors Whose Terms Expire in 1997
Dr. Raphael S. Aronson            62       Director   of   the   Company,    the               1977           37,631(6)      1.46%
                                           Association  and  First   Harrisburg;
                                           Vice President and Director of Second
                                           Harrisburg;    Director    of    AMC;
                                           President and Chief Executive Officer
                                           of Aronson Associates Inc., a company
                                           involved  in  the   distribution   of
                                           petroleum   products,   the  sale  of
                                           servicing    of   heating   and   air
                                           conditioning    products,   and   the
                                           operation of convenience stores.

Leonard Kessler                   69       Director   of  the  Company  and  the               1975           38,942(7)      1.51%
                                           Association;   Retired   since  1986;
                                           former Vice  President and Manager of
                                           Operations   of   the    distribution
                                           facilities for Book-of-the-Month Club
                                           Inc.; Director, Pennsylvania National
                                           Mutual Insurance Company.

                                                Directors whose Terms Expire in 1998
John Butler Davis                 53       Director  of  the  Company  and  AMC;               1991           18,627(8)       .72%
                                           President   of  John   Butler   Davis
                                           Associates,  an  architectural  firm;
                                           Treasurer,   Emilar  Corporation,   a
                                           retail  clothing  company;   Trustee,
                                           Harrisburg Academy.

Robert H. Trewhella               63       Retired   as   President   and  Chief               1982          109,875(9)      4.23%
                                           Executive  Officer of the Company and
                                           the Association in 1995;  Director of
                                           the  Company  and  the   Association;
                                           Director of First Harrisburg,  Second
                                           Harrisburg, and AMC.

- -----------------------

(1) Includes term as a director of the Association. All directors of the Company also currently serve as directors of the Association.

(2) Based on information furnished by the respective individuals. Under applicable regulations, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(3) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Common Stock which may be acquired within 60 days pursuant to the exercise of outstanding stock options. Shares of Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group. The amounts set forth in the table include shares which may be received upon the exercise of stock options as follows: Mr. Berry, 5,500; Mr. Isaacman, 14,346 shares; Dr. Aronson, 14,080 shares; Mr. Kessler, 11,889 shares; Mr. Davis, 6,378 shares and Mr. Trewhella, 24,042 shares. See "Management Remuneration - Stock Option Plans."

(4) Includes 30,804 shares owned by Mr. Berry's spouse.

(5) Includes 412 shares owned by Mr. Isaacman's spouse. Excludes 10,181 shares of Common Stock held by an independent trustee under a Deferred Compensation Trust Agreement, as to which Mr. Isaacman has no voting, dispositive or investment power and disclaims beneficial ownership. See "Management Remuneration - Deferred Compensation Agreements."

(6) Includes 9,658 shares owned by Dr. Aronson's spouse. Excludes 6,549 shares of Common Stock held by an independent trustee under a Deferred Compensation Trust Agreement, as to which Dr. Aronson has no voting, dispositive or investment power and disclaims beneficial ownership. See "Management Remuneration - Deferred Compensation Agreements."

(7) Includes 20,328 shares owned by Mr. Kessler's spouse.

(8) Includes 8,782 shares owned jointly by Mr. Davis and his spouse.

(9) Includes 17,243 shares owned by Mr. Trewhella's spouse and 16,987 shares allocated to Mr. Trewhella's account in the ESOP. Excludes 349 shares owned by Mrs. Trewhella as guardian for her brother, as to which shares Mr. Trewhella disclaims beneficial ownership. Also excludes 21,104 shares of Common Stock held by an independent trustee under a Deferred Compensation Trust Agreement, as to which Mr. Trewhella has no voting, dispositive or investment power and disclaims beneficial ownership. See "Management Remuneration - Deferred Compensation Agreements."


Executive Officers Who Are Not Directors

         The following information is supplied with respect to the executive officers of the Company and the Association who do not serve on the Company's Board of Directors. There are no arrangements or understandings pursuant to which any of the officers were selected as an officer, and no executive officer is related to any other director or executive officer of the Company by blood, marriage or adoption.

                                                                                                                    Common Stock
                                                                                                                 Beneficially Owned
                                                                                                                     of March 1,
                                                                                                                     1996(2)(3)
                                                       Principal Occupation                   Officer            -------------------
Name                              Age              During the Past Five Years                 Since(1)            Amount  Percentage
- ----                              ---              --------------------------                 --------           -------  ----------
Patrick J. Aritz                  52      Chief Executive Officer of the Company and            1991             27,973(4)     1.08%
                                          President of the Association.

Stephen J. Carroll                43      Senior Vice President of the Company; Senior          1973             11,058(5)      .43%
                                          Vice President of Operations for the
                                          Association.


Michael S. Leonzo                 52      President of First Harrisburg and Second              1971             26,729        1.04%
                                          Harrisburg; Vice President of Marketing for the
                                          Association.

J. Frederic Redslob               53      Secretary and Treasurer of the Company, the           1973             43,266(7)     1.67%
                                          Association, First Harrisburg, Second
                                          Harrisburg, and AMC.



Michael L. Vitali                 44      President of AMC                                      1988             20,576(8)      .80%

- ---------------------
(1) Indicates year employed by, or appointed officer of, the Association, as the case may be.

(2) Based on information furnished by the respective individuals. Except as indicated below, the named individuals exercise sole voting and investment power over the indicated shares.

(3) The amounts set forth in the table include shares which may be received upon the exercise of stock options which are exercisable within 60 days as follows:
Mr. Aritz, 20,900 shares; Mr. Redslob, 26,369 shares; and Mr. Vitali, 16,500 shares. See "Management Remuneration - Stock Option Plans."

(4) Includes 217 shares owned jointly by Mr. Aritz and his spouse and 4,384 shares allocated to Mr. Aritz's account in the ESOP.

(5)  Includes  11,058  shares  allocated to Mr.  Carroll's  account in the ESOP.
Excludes 178 shares owned by Mr. Carroll's spouse, as to which shares he disclaims beneficial ownership.

(6) Includes 12.254 shares owned jointly by Mr. Leonzo and his spouse, 52 shares owned by Mr. Leonzo's wife, 453 shares held in Mr. Leonzo's individual retirement account, and 6,723 shares allocated to Mr. Leonzo's account in the ESOP.

(7) Includes 4,917 shares owned jointly by Mr. Redslob and his spouse and 10,974 shares allocated to Mr. Redslob's account in the ESOP. Excludes 2,921 shares held in Mr. Redslob's spouse's individual retirement account.

(8) Includes 94 shares owned jointly by Mr. Vitali and his spouse and 3,982 shares allocated to Mr. Vitali's ESOP.

BOARD MEETINGS AND COMMITTEES

       The Board of Directors of the Company met four times during the year ended December 31, 1995. Directors of the Company receive no fees from the Company for attending Board of Directors meetings or committee meetings when such meetings are held in conjunction with comparable meetings of the Association and receive $500 per Board meeting attended and $200 per committee meeting attended if such meetings are not held in conjunction with comparable meetings of the Association. Directors who are executive officers receive no fees for Board meetings or committee meetings. The Board of Directors has standing Audit and Executive Committees as described below. The Board of Directors of the Company does not have a Compensation Committee. No director of the Company attended fewer than 75% in the aggregate of the meetings of the Board of Directors held during 1995 and the total number of meetings held by all committees of the Board on which he served during the year.

         The Audit Committee reviews the scope and results of the audit performed by the Company's independent auditors and reviews recommendations concerning the Company's system of internal control made by the independent auditors in the course of their audit. The Committee also reviews and approves the Company's Internal Audit Department's annual audit plan, including audit procedures and reports of audits conducted. The members of the Audit Committee for both the Company and the Association are Messrs. Isaacman and Berry. The Audit Committee met twice in 1995.

         The Executive Committee, which consists of Messrs. Aronson, Berry, Isaacman and Trewhella, is authorized to exercise all the authority of the Board of Directors of the Company between Board meetings except as otherwise provided in the Company's Bylaws. The Executive Committee is the same for the Company and the Association and did not meet in 1995.

         The full Board of Directors of the Company serves as the Nominating Committee and met once during 1995 in such capacity. Although the Board of Directors will consider nominees recommended by stockholders, it has not actively solicited recommendations from stockholders of FHB. Section 4.10 of FHB's Bylaws provides certain procedures which stockholders must follow in making director nominations. If such stockholder nominations are made, ballots will be provided at the appropriate stockholder meeting bearing the name of a stockholder's nominee or nominees.

         The Board of Directors of the Association, effective January 31, 1993, receives an annual retainer. The chairman receives $5,000 and board members receive $3,000. The Association held fifteen meetings during the year ended December 31, 1995. Directors, excluding those who are executive officers of the Association, receive $500 per monthly Board meeting attended and $200 per committee meeting attended. The Association has standing Audit, Executive, and Salary and Benefits Committees as described below, in addition to other committees. No director of the Association attended fewer than 75% in the aggregate of the meetings of the Board of Directors held during 1995 and the total number of meetings held by all committees of the Board on which he or she served during the year.

         The Association's Audit Committee consists of the same members with the same responsibilities as the Company's Audit Committee. The Association's Audit Committee met four times in 1995.

         The Association's Executive Committee consists of the same members with
the  same   responsibilities   as  the  Company's   Executive   Committee.   The
Association's Executive Committee did not meet in 1995.

         The Association's Salary and Benefits Committee reviews the salaries and benefit programs of the Association in order to determine whether such salaries and programs are appropriate and competitive. The Salary and Benefits Committee, which met once during 1995, consists of Messrs. Kessler, Aronson and Isaacman.

                            MANAGEMENT RENUMERATION

 Remuneration of  Executive Oficers

         The following information is furnished with respect to each executive officer of the Company and the Association whose total salary and bonus for the year ended December 31, 1995 exceeded $100,000. Compensation of the executive officers is paid by the Association.

                                                                                                       Long-Term
                                                                                                     Compensation
                                                                                 ---------------------------------------------------
                                                       Annual
                                                    Compensation                   Awards                      Payouts
                                             ----------------------------        ------------       --------------------------------
                                                                                  Securities                            All other
                                                                                  Underlying            LTIP             Compen-
       Name and                               Salary              Bonus          Options/SARs          Payouts         sation (1)
  Principal Position           Year             ($)                ($)                (#)                ($)               ($)
  ------------------           ----             ---                ---                ---                ---               ---
Robert H. Rewhella,            1995           120,000                 --            11,000               --               34,089
President, Retired             1994           120,000             16,402                --               --               30,392
                               1993           120,000            102,434                --               --               49,292

Patrick J. Aritz               1995           105,000             10,814             9,900               --               21,740
President                      1994            95,000             12,836            10,000           53,150 (2)           27,272
                               1993            83,400             65,254                --               --                   --

- --------------
(1)  Includes  $27,700,   $27,342,  and  $45,831,  for  1995,  1994,  and  1993,
respectively, representing the value of the Common Stock allocated to Mr. Trewhella's account in the ESOP for such years. The remaining amounts represent allocations to Mr. Trewhella's account under the profit sharing plan. Includes $21,321 and $27,182 for 1995 and 1994, respectively, representing the value of the Common Stock allocated to Mr. Aritz's account in the ESOP. The remaining amounts represent allocations to Mr. Aritz's account under the profit sharing plan.

(2) This amount was paid to Mr. Aritz in connection with the termination of his agreement with AMC in January 1994, rather than in connection with a termination of his employment as originally contemplated by the agreement. See "Employment Agreements."

Deferred Compensation Agreements

         The Association has deferred compensation agreements with three of its directors, Messrs. Aronson, Isaacman, and Kessler (the "Participants"), pursuant to which each Participant has agreed to defer receipt of all his director fees until the agreement is otherwise amended. The Association has a deferred compensation agreement with Mr. Trewhella, pursuant to which Mr. Trewhella defers receipt of $11,000 per year until his agreement is otherwise amended. When a Participant ceases to be a director of the Association, all deferred fees and accrued interest or other earnings will be paid to him in monthly installments, over a period of five years for Messrs. Isaacman and Kessler and 10 years for Dr. Aronson. When Mr. Trewhella ceased to serve as a full-time employee of the Association effective as of December 31, 1995, his deferred salary and accrued interest or other earnings started to be paid to him in 1996 in monthly installments over a period of 10 years.

         In October 1992, the deferred compensation agreements with Messrs. Isaacman and Trewhella were amended to provide that the accrued funds in their respective accounts, as well as all future amounts deferred by them, shall be contributed by the Association to a grantor trust. The trustee for the grantor trust is an independent financial institution, which has authority to invest the funds in the Company's Common Stock or, in the trustee's discretion, in either
(i) one or more of the funds offered by the Vanguard Group or (ii) short-term, interest-bearing accounts at a federally insured depository institution. Neither Mr. Isaacman nor Mr. Trewhella has any voting, dispositive or investment power with respect to such shares. Title to, and beneficial ownership of, all assets held in the grantor trust are held by the Association. All amounts to be paid to Messrs. Isaacman and Trewhella pursuant to their deferred compensation agreements shall be made only in the form of cash. The deferred compensation agreement with Mr. Aronson was not amended in 1992. Instead, the account consisting of Mr. Aronson's deferred fees was credited at the end of each annual period with interest at the average of all auction yields on 26-week Treasury bills as announced throughout the year, until April 1994. At that time, Mr. Aronson amended his agreement to be similar to those of Messrs. Isaacman and Trewhella, except that all his deferred payments in the grantor trust are to purchase the Company's Common Stock. At December 31, 1995, there were 40,786 shares of Common Stock held by the grantor trust. Mr. Kessler's deferred compensation agreement was established in April 1994. His deferred fees are credited to a liability account of the Association. The liability account is credited annually with interest at the average of all auction yields on 26 week Treasury bills as announced throughout the year.

Employment Agreements

         Effective September 1, 1990, the Company and the Association (the "Employers") entered into new employment agreements with Messrs. Trewhella, Carroll and Redslob, and effective January 1, 1994 with Messrs. Aritz and Vitali so that each agreement would have a three-year term, with the term to be extended automatically each year for an additional one year, unless either the Employers or the employee gives written notice to the contrary at least 45 days prior to the date on which the agreement would otherwise be extended. Mr. Trewhella retired December 31, 1995 and therefore, no longer has an employment contract on a going forward basis. Under the revised agreements, the salary levels for 1995 for Messrs. Trewhella, Aritz, Carroll, Redslob, and Vitali were $120,000, $105,000, $68,000, $68,000, and $75,000, respectively, which amounts may be increased annually at the discretion of the Board of Directors. The agreements are terminable by the Employers for just cause at any time upon at least 30 days' written notice or in the case of certain events specified by regulations of the Office of Thrift Supervision.

       Each employee may terminate his employment upon 30 days' written notice. If such termination is for "good reason," the employee is entitled to receive severance payments. "Good reason" is defined to include the following: (1) a material default under the agreement by the Employers which is not cured within 10 days after the employee notifies the Employers of such default; (2) the taking of certain actions adverse to the employee without the employee's written consent following a "change in control" (as defined below) of the Company; or
(3) a termination of the employee's employment without proper notice being given. The employment agreement defines "change in control" to include any of the following: (1) any change in control required to be reported pursuant to
Item 6(e) of Schedule 14A promulgated under the Exchange Act; (2) the acquisition of beneficial ownership by any person (as defined in Sections 13(d) and 14(d) of the Exchange Act) of 25% or more of the combined voting power of the Company's then outstanding securities; or (3) during any period of two consecutive years, a change in the majority of the Board of Directors for any reason unless the election of each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of the period. The agreements provide for severance payments in the event the employee terminates his employment for good reason. If the termination is subsequent to a change in control, the severance payments from the Employers will equal 2.99 times the officer's average aggregate annual compensation during the preceding five calendar years. Such amount will be paid within five business days following the termination of employment. However, if the severance payment would be deemed to constitute a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended ("Code"), the severance payment will be reduced to the extent necessary to ensure that no portion of the severance payment is subject to the excise tax imposed by Section 4999 of the Code. If Mr. Aritz were to terminate his employment for good reason in 1996 following a change in control, he would be entitled to aggregate severance benefits of approximately $410,000.

         In April 1992, AMC, a wholly-owned mortgage banking subsidiary of the Association, entered into an agreement with Mr. Aritz, then President of AMC, and with Mr. Vitali, then Executive Vice President and Chief Operating Officer of AMC. The agreement provided that if the employment of either or both of these individuals was terminated other than for cause, such officer was entitled to receive as additional compensation an amount equal to 5% of the proceeds resulting from the sale of AMC's mortgage servicing portfolio, provided that such compensation would not be paid with respect to the sale of the first $102 million of the mortgage servicing portfolio. In addition to other conditions, any sales of the servicing portfolio would have to be initiated and approved by the Board of Directors of the Association. Messrs. Aritz and Vitali would also be entitled to such benefits in the event of (1) a sale of or merger involving the Association in which the Association is not the surviving company or (2) termination of their employment by AMC for other than cause. The maximum benefit that could have been received under the agreement was $500,000 per officer, provided that if one of the officers lost entitlement to his benefits, the other officer would have been entitled to his benefit as well. In addition to the foregoing, each of the two officers would have been entitled to receive, upon termination of employment other than for cause, six months' severance pay plus benefits for six months following such termination. On January 1, 1994, this agreement was terminated, at which time a payment of approximately $53,000 was made to each of Messrs. Aritz and Vitali in the first quarter of 1994. On January 1, 1994, Messrs. Aritz and Vitali entered into agreements similar to the agreements with Messrs. Carroll, Redslob, and Trewhella.

         Upon consummation of the pending Merger with Harris, Messrs. Aritz and Vitali will be hired by Harris, and Mr. Aritz will receive a new employment agreement with Harris. In consideration of Messrs. Aritz and Vitali agreeing to being hired by Harris and foregoing their right to severance pay under their current employment agreements, Messrs. Aritz and Vitali will receive the following from Harris within 30 days after the consummation of the Merger: (1) a cash payment of $150,000 to Mr. Aritz and $50,000 to Mr. Vitali, and (2) shares of common stock of Harris (stock valued at $100,000 to Mr. Aritz and $50,000 to Mr. Vitali). Messrs. Redslob and Carrol will receive the severance payments to which they are entitled under their employment agreements.

Directors' Retirement Plan

         On December 22, 1992, the Board of Directors of the Association established a non-tax-qualified, unfunded retirement plan for its directors which is intended to provide a retirement benefit to non-employee directors who have completed at least five continuous years of service, including service as a director of the Association prior to December 22, 1992 ("Participants"). Retirement benefits will be based on the sum of (i) the monthly directors' fee for service as a non-employee director (excluding fees for committee meetings) being paid as of the date the non-employee director ceases to serve as a director, multiplied by 12, and (ii) any annual retainer paid to a non-employee director for the year in which the non-employee director ceases to serve as a director (collectively, the "Base Amount"). The annual retirement benefit will equal 50% of the Base Amount as in effect on the date the Participant ceases to serve as a non-employee director, increased by 10% for each full year by which the Participant's years of service exceed five but not more than ten. A Participant with ten or more years of service shall be entitled to receive an annual benefit equal to 100% of the Base Amount.

         The annual retirement benefits will be paid in equal monthly installments for a period of time equal to the lesser of (a) the number of years of service, including partial years of service in whole quarterly fractions, credited to the Participant, or (b) ten years. The benefits will be paid over the specific time period following consumation of the Merger. If a Participant who has ceased to be a non-employee director dies, his estate or designated heirs shall be entitled to receive 50% of the annual retirement benefits that would otherwise have been paid to the Participant. If a person dies while serving as a director of the Association with at least five years of service, including employee directors, the director's estate or designated heirs shall be entitled to receive 50% of the annual benefit that would otherwise have been paid to the director as if he had retired on the date of his death as a non-employee director.

Profit Sharing Plan

         The Association has in effect a profit sharing plan which covers all employees who have completed more than 1,000 hours of service in one year. The Board of Directors of the Association can determine the amount of the Association's contributions to be made to the plan from current and accumulated net profits in its sole discretion, provided that such contributions do not exceed the maximum amount deductible for tax purposes under the Code. As of December 31, 1995, the plan owned 24,915 shares of Common Stock. The trustee of the plan is currently Dauphin Deposit Bank. During 1995 the Association made a $10,000 contribution to the profit sharing plan.

         Under the terms of the profit sharing plan, participants become vested with respect to their allocations at the rate of 20% after three years of participation and then increasing 20% each year thereafter until fully vested after seven years. Participants (or their beneficiaries) are entitled to receive the amounts as to which they are vested upon their retirement, death or disability. The amounts allocated to the participants' accounts, which have consisted of forfeitures and earnings in the last three years, are included in the compensation table under "- Remuneration of Executive Officers." The profit sharing plan will be terminated effective upon consumation of the Merger.

Stock Option Plans

         As a performance incentive to its officers and key employees, and in order to attract and retain qualified directors, the Company has the following three stock option plans: a Key Employee Stock Compensation Program for officers, key employees and, prior to May 1991, directors (the "1986 Program"); the 1990 Key Employee Stock Compensation Program for officers and key employees (the "1990 Program"); and the 1990 Directors' Stock Option Plan for directors and advisory directors (the "Directors' Plan"). After giving effect to all stock dividends to date, the Company has reserved 250,043 shares, 250,463 shares and 250,463 shares of Common Stock for issuance under the 1986 Program, the 1990 Program and the Directors' Plan, respectively.

         Both the 1986 Program and the 1990 Program provide for the granting of incentive stock options, compensatory stock options, stock appreciation rights and performance share awards, with a committee consisting of two outside directors of the Company ("Program Administrators") having absolute discretion to select the persons to whom options, rights and awards are granted and to determine the number of shares subject to each option, right or award.

         The Directors' Plan provides for the granting of compensatory stock options to non-employee directors pursuant to a formula set forth in the plan. Each of the five non-employee directors in office when the Directors' Plan was approved by stockholders in 1990 received an option for 2,000 shares of Common Stock; thereafter, any person who is subsequently either (i) elected or appointed to the Board of Directors of the Company or of any first tier, wholly-owned subsidiary of the Company for the first time, or (ii) is appointed as an advisory director of either the Company or any first tier, wholly-owned subsidiary of the Company for the first time is automatically granted an option for a number of shares equal to 10% of the shares of Common Stock beneficially owned by him or her immediately prior to his or her election or appointment, provided that the number of shares subject to the option shall not exceed 2,000.

         As of December 31, 1995 stock options for 137,833 shares and 59,566 shares, respectively, were outstanding under the 1986 Program and the Directors' Plan. To date, no stock appreciation rights or performance share awards have been granted, and no stock options have been granted under the 1990 Programs. Stock option awards of 52,700 shares were granted to seven executive officers and 38,675 shares were granted to 26 key employees in 1995 under the 1986 Program. No stock options were granted under the 1990 Program, but 33,000 shares were granted under the Directors' Plan in 1995. Options for a total of 40,072 shares were exercised by three executive officers and 1,250 shares of Common Stock were exercised by three non-executive officers in 1995 under the 1986 Program.

         The following table sets forth certain information regarding options granted to each executive officer whose salary and bonus for 1995 exceeded $100,000.


                      Option/SAR Grants in Last Fiscal Year
                               (Individual Grants)

                                      Number of                 Percent of
                                     Securities                    Total
                                     Underlying                Options/SARs
                                    Options/SARs                Granted to                Exercise or
                                       Granted                 Employees in               Base Price                Expiration
         Name                            (#)                    Fiscal Year                 ($/Sh)                     Date
         ----                            ---                    -----------                 ------                     ----
Robert H. Trewhella                  11,000 (1)                    12.0%                     10.57                 Feb. 22, 2005

Patrick J. Aritz                      9,900 (2)                    10.8%                      9.09                 Jan. 25, 2005

- --------------
(1)     These options became exercisable after August 22, 1995.

(2)     These options became exercisable after July 25, 1995.

         The following table sets forth certain information regarding the unexercised stock options held by each executive officer whose total salary and bonus for 1995 exceeded $100,000. All of the options shown in the table were exercisable at December 31, 1995. Each of the stock option plans will be terminated effective upon consumation of the Merger and immediately prior thereto each optionee will receive a cash payment equal to the difference between $14.77 and the per share exercise price of his options, multipled by the number of shares subject to his options.

                                 Aggregated Option/SAR Exercises in Last Fiscal Year
                                            and FY-End Option/SAR Values

                                                                                        Number of
                                                                                       Securities                    Value of
                                                                                       Underlying                   Unexercised
                                                                                       Unexercised                 In-the-Money
                                                                                     Options/SARs at              Options/SARs at
                                                                                       FY-End (#)                   FY-End ($)
                                                                                                                        (1)

                                  Shares Acquired          Value Realized             Exercisable/                 Exercisable/
        Name                      on Exercise (#)                ($)                  Unexercisable                Unexercisable
        ----                      ---------------                ---                  -------------                -------------
Robert H. Trewhella                   12,100                     --                     24,042/0                     183,214/0

Patrick J. Aritz                        --                       --                     20,900/0                      91,399/0


- ----------------------

(1) Equals the difference between the market price per share of Common Stock at December 31, 1995 and the exercise price per share under the outstanding options, multiplied by the number of shares subject to the outstanding options.

Employee Stock Ownership Plan

The Company and the Association established an ESOP effective January 1, 1991 for employees who have at least one year of credited service with the Association or the Corporation. The ESOP initially borrowed $900,000 from an unaffiliated financial institution to purchase up to 10% of the outstanding Common Stock of the Corporation. The interest rate on the loan was equal to a designated prime rate plus 2.5%, and the loan was scheduled to mature on September 30, 1998. The loan was refinanced in January 1994 with another unaffiliated financial institution at a designated prime rate plus .75%, and the loan is scheduled to mature on December 31, 1998. At December 31, 1995, the outstanding principal amount of the loan was $186,000, and 227,932 shares of Common Stock had been purchased by the ESOP as of such date.

The Company and its subsidiaries make scheduled discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan. The Corporation or its subsidiaries may, in any plan year, make additional discretionary contributions in either shares of Common Stock or cash. From time-to-time, the ESOP may purchase additional shares of Common Stock for the benefit of plan participants through purchase of outstanding shares in the market, upon the original issuance of additional shares by the Corporation or upon the sale of treasury shares by the Corporation. Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Corporation or its subsidiaries.

Shares purchased by the ESOP with the proceeds of the loan are held in a loan suspense account and are released on a pro rata basis as debt service payments are made. Discretionary contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation. Forfeitures are reallocated among remaining participating employees and may reduce any amount the Company and the Association might otherwise have contributed to the ESOP. Participants become 20% vested in their ESOP accounts at the end of three years of service, which vesting increases by an additional 20% for each subsequent year of service until the participant is 100% vested at the end of seven years of service. In addition, active participants who die or become disabled become 100% vested, and all participants will become 100% vested in the event of a change in control of the Company. Vested benefits may be payable upon retirement, death, disability or separation from service, in either shares of Common Stock or in cash. The Company's and the Association's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

Dauphin Deposit Bank (the "ESOP Trustee") holds, invests, reinvests, manages, administers and distributes the assets of the ESOP for the exclusive benefit of participants, retired participants and their beneficiaries. All shares of Common Stock of the Company which are allocated to participants' accounts are voted by the ESOP Trustee in accordance with instructions from the participants. All unallocated shares of Common Stock of the Company held by the ESOP Trustee in a suspense account are voted by the ESOP Trustee in the same proportion for and against each proposal presented to stockholders as allocated shares in participants' accounts are voted for and against such proposals. With respect to the 227,932 shares of Common Stock held by the ESOP as of March 1, 1996, 188,493 shares had been allocated to participants' accounts and 39,439 shares were held in the loan suspense account.

The ESOP will be terminated effective upon consummation of the Merger, at which time all participants will become 100% vested to their account balance.

Indebtedness of Management

Prior to the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") on August 9, 1989, the Association offered to its directors, officers and employees first mortgage loans for the financing of their primary residences and consumer loans. Officers and employees received a preferential rate on mortgage and construction loans which was .5% below the rate offered to the public for as long as they continued to be an officer or employee of the Association. In addition, all origination fees on new mortgage loans were waived by the Association. In accordance with FIRREA, all loans to directors and executive officers are now made on the same terms (including interest rates and loan fees) as comparable loans to unaffiliated persons. The Association continues to offer such loans on preferential terms to its non-executive officers and employees. It is the belief of management that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features. Consumer loans are offered to directors, officers and employees at the rate and terms offered to the general public.

         The following table sets forth certain information with respect to each current executive officer, director, and nominee for director of the Company, or members of their respective families, whose aggregate indebtedness exceeded $60,000 during the period indicated:

                                                                                    Highest
                                                                                   Principal
                                                                                 Balance From       Principal
                                                                 Interest         January 1,         Balance
        Name                        Nature                        Rate at           1995 to           as of
         and                          of            Year       December 31,      December 31,     December 31,
      Position                   Indebtedness       Made           1995              1995             1995
      --------                   ------------       ----       ------------      ------------     ------------
Stephen J. Carroll,             Home Equity         1993         7.25%             $81,379            $74,807
Senior Vice President